RECEIVED
AUG 28 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
186

SECURITIES AND EXCHANGE COMMISSION

06050121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Killarney Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue - Suite 1154
(No. and Street)

New York	NY	10169-1141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Errol H. Brick 212-949-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue - 10th Fl.	New York	NY	10022-5892
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Errol H. Brick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Killarney Securities Corporation, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERALDINE M. BRODY
Notary Public, State of New York
No. 24-5009478
Qualified in Kings County
Commission Expires March 15, 20 07

Geraldine M Brody
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement ~~of Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2006 AND 2005

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2006 AND 2005

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Killarney Securities Corporation as of June 30, 2006 and 2005 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Killarney Securities Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

August 10, 2006
New York, New York

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	June 30,			
	2006		2005	
ASSETS				
Cash and cash equivalents	$	75,871	$	89,262
Due from Killarney Advisors Incorporated		339,779		164,716
Deferred income taxes		800		-
Securities, at fair value (cost of $10,950 and $6,150)		17,940		6,483
	$	434,390	$	260,461
LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities				
Accrued expenses and other liabilities	$	8,915	$	34
Deferred income taxes		-		600
Total liabilities		8,915		634
Commitments and contingencies (Notes 3, 5, 6 and 7)				
Shareholder's equity		425,475		259,827
	$	434,390	$	260,461

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year ended June 30, 2006	Year ended June 30, 2005
Revenue		
Capital markets advisory and consulting fees	$ 560,639	$ 226,401
Unrealized gain on securities	6,657	333
	567,296	226,734
Expenses		
Occupancy and administrative costs (Note 6)	349,107	215,043
Office and miscellaneous expenses	30,863	16,949
Dues and subscriptions	5,749	1,370
	385,719	233,362
Income (loss) before income taxes	181,577	(6,628)
Provision (benefit) for income taxes		
Current	17,329	(2,318)
Deferred	(1,400)	(3,600)
	15,929	(5,918)
Net income (loss)	$ 165,648	$ (710)

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2006 AND 2005

	Common stock [1]	Additional paid-in capital	Retained earnings	Total
Balance, July 1, 2004	$ 5	$ 10,495	$ 250,037	$ 260,537
Net loss, year ended June 30, 2005	-	-	(710)	(710)
Balance, June 30, 2005	5	10,495	249,327	259,827
Net income, year ended June 30, 2006	-	-	165,648	165,648
Balance, June 30, 2006	$ 5	$ 10,495	$ 414,975	$ 425,475

[1] Par value $0.01 per share, 1,000 shares authorized, 500 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended June 30,	
	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income (loss)	$ 165,648	$ (710)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities		
Unrealized gain on securities	(6,657)	(333)
Deferred income taxes	(1,400)	(3,600)
Changes in operating assets and liabilities		
Accounts receivable	-	47,925
Due from Killarney Advisors Incorporated	(175,063)	6,764
Accrued expenses and other liabilities	8,881	34
Net cash (used in) provided by operating activities	(8,591)	50,080
Cash flows used in investing activities		
Cash paid for securities	(4,800)	(4,500)
Net (decrease) increase in cash and cash equivalents	(13,391)	45,580
Cash and cash equivalents, beginning of year	89,262	43,682
Cash and cash equivalents, end of year	$ 75,871	$ 89,262
Supplemental disclosure of cash flow information		
Income taxes paid	$ 421	$ 3,732

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2006 AND 2005

1 The Company

Killarney Securities Corporation (the "Company") was incorporated under the laws of the State of New York and is registered as a broker-dealer under section 15(b) of the Securities Exchange Act of 1934. The Company is an investment banking firm operating principally in the United States through an office located in New York City. The Company's principal business activities include Municipal Securities broker, private placements of securities and investment banking advisory services to institutional clients. On November 25, 1997, the Company was licensed as a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company carries no customer funds and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2 *Significant accounting policies*

Revenue recognition

Revenue from capital markets advisory and consulting fees is recognized when earned, and no longer subject to renegotiation or refund, which generally approximates when the services are performed.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include bank deposits due on demand and money market funds, which invest principally in U.S. government securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

The Company considers all highly liquid financial instruments, with a maturity of three months or less when purchased to be cash equivalents.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recognized in operations in the reporting period as incurred.

Income taxes

On March 1, 1996, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. A similar election has also been made for New York State purposes. No such election, however, is available for New York City purposes. Applicable New York City income taxes have been provided for in the accompanying financial statements.

Commencing during the fiscal year ended June 30, 2005 the Company began filing its New York City income tax returns on a combined basis with Killarney Advisors Incorporated ("Advisors", a corporation wholly-owned by the Company's sole shareholder). The Company records its provision for income taxes as amounts due to Advisors based upon the estimated taxes that would be due if the Company had filed its New York City income tax returns on a separate entity

2 **Significant accounting policies** (continued)

basis. Amounts due to Advisors for current and deferred income taxes are included in due from Killarney Advisors Incorporated in the accompanying consolidated balance sheet.

The Company uses the liability method to account for deferred income taxes. Under the liability method, deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These taxes are calculated based on the tax rates, which will be in effect when these temporary differences are expected to reverse and based on the tax laws as currently enacted.

The Company has elected the cash basis of accounting for Federal, state and local income tax purposes. Additionally, the Company maintains a June 30 year-end for financial reporting purposes and a December 31 year-end for income tax reporting purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2005 amounts in order to conform to the 2006 classifications.

3 **Securities**

In April 2000, the Company purchased three hundred (300) warrants which allow the Company to acquire shares of The NASDAQ Stock Market, Inc. ("NASDAQ") common stock owned by the NASD. Each warrant entitled the Company to purchase four shares of NASDAQ common stock. The warrants were exercisable in four installments commencing on the 2nd anniversary of the date issued. The exercise price per share of common stock was $13 for installment one, $14 for installment two, $15 for installment three and $16 for installment four. Each installment was exercisable for a one-year period with each subsequent installment becoming exercisable following the expiration of the previous installment. The shares of common stock are non-transferable for a period of six months following the issue date. Installments one and two were not exercised by their expiration dates. Installment three was exercised on June 27, 2005 and the Company acquired 300 shares of NASDAQ common stock for $4,500. Installment four was exercised on May 30, 2006 and the Company acquired 300 shares of NASDAQ common stock for $4,800. The Company recorded an unrealized gain of $6,657 to reflect the fair market value of the securities at June 30, 2006.

4 Income taxes

The provision (benefit) for income taxes is summarized as follows:

	Year ended June 30,	
	2006	2005
New York City General Corporation Tax		
Current	$ 17,229	$ (2,418)
Deferred	(1,400)	(3,600)
New York State Franchise Tax	100	100
	$ 15,929	$ (5,918)

5 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At June 30, 2006, the Company had net capital of $82,205, which was $77,205 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11:1.

6 Related party transactions

The Company shares office facilities with Advisors and is allocated a portion of such costs based upon revenue earned by both companies. The Company and Advisors perform investment banking and advisory services, respectively and utilize the same employees. Such allocated costs, which are included as occupancy and administrative costs in the accompanying statements of operations, totaled $349,107 and $215,043 for the years ended June 30, 2006 and 2005, respectively. Revenue that is subject to NASD regulation (as determined by the Company with its counsel) and all related expenses, are either allocated to or directly incurred by the Company. All other business activity is conducted by the Company's affiliate, Advisors.

Accordingly, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

In addition, from time to time, the Company receives advances from, or advances funds to, Advisors to be used for working capital purposes. These advances are non-interest bearing, payable on demand and are included in due from Killarney Advisors Incorporated at June 30, 2006 and 2005.

7 Concentrations

During the year ended June 30, 2006, the Company had five clients that accounted for 95% of the Company's revenue. During the year ended June 30, 2005, the Company had six clients that accounted for 93% of the Company's revenue.

KILLARNEY SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISION

JUNE 30, 2006

NET CAPITAL	
Total shareholder's equity	$ 425,475
Less: Deferred income taxes	800
	424,675
Less non-allowable assets	
Due from Killarney Advisors Incorporated	339,779
Total net capital before haircuts	84,896
Less haircuts on securities	
Other securities	2,691
Net capital	$ 82,205
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 8,915
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of $8,915)	$ 594
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 77,205
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 81,314
Ratio of aggregate indebtedness to net capital	0.11:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of its FOCUS report as amended.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part
of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplementary information of Killarney Securities Corporation (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities, for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

August 10, 2006
New York, New York